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                             April 20, 2021

       Kevin Charlton
       Chief Executive Officer
       NewHold Investment Corp. II
       12141 Wickchester Lane, Suite 325
       Houston, TX 77079

                                                        Re: NewHold Investment
Corp. II
                                                            Registration
Statement on Form S-1
                                                            Filed March 24,
2021
                                                            File No. 333-254667

       Dear Mr. Charlton:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 filed March 24, 2021

       Risk Factors
       Since our sponsor, officers and directors will lose their entire investment in us . . ., page 48

   1. You describe conflicts of interest on page 48 in circumstances where the founder shares become worthless
without an initial business combination. Please also disclose in quantitative and
qualitative terms how economic incentives could result in substantial misalignment of
interests where an initial business combination does occur. For example, since your sponsor and
officers and directors acquired 20% of your common stock for approximately $0.005
per share and the offering is for $10.00 per unit, the officers and directors could make a
substantial profit after the initial business combination even if public investors
experience substantial losses. Please revise here and in other appropriate locations accordingly.
 Kevin Charlton
NewHold Investment Corp. II
April 20, 2021
Page 2


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you
have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Jonathan Burr at 202-551-5833 with any other questions.



                                                           Sincerely,
FirstName LastNameKevin Charlton
                                                           Division of
Corporation Finance
Comapany NameNewHold Investment Corp. II
                                                           Office of Real
Estate & Construction
April 20, 2021 Page 2
cc:       Giovanni Caruso
FirstName LastName